PANACHE BEVERAGE, INC.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

January 26, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

ATTN: Larry Spirgel

Assistant Director

Re: Panache Beverage, Inc.

Form 8-K

Filed August 24, 2011, as amended September 27, 2011

Response dated December 20, 2011

File No. 000-52670

Ladies and Gentlemen:

Thank you for your comment letter dated December 22, 2011, with respect to Form 8-K of Panache Beverage, Inc., a Florida corporation (the “Company”) and our response dated December 20, 2011. This letter sets forth each of your comments with our responses below.

Form 8-K filed on August 24, 2011 as amended on September 27, 2011

General

1.               We note your responses to comments 1-3 in our letter dated December 8, 2011; however, we disagree with your analysis that BMX Development Corporation was not a shell at the time of the acquisition of Panache LLC. Rule 12b-2 of the Exchange Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely of cash and cash equivalents and nominal other assets.”

We note BMX Development’s total assets at the time of the acquisition of Panache LLC consisted of primarily cash and cash equivalents. In addition, we note BMX Development did not generate any revenues in the second quarter of 2011 and only generated nominal revenues of $1,223 in the first quarter of 2011. Further, we note the former President and controlling shareholder of BMX Development, Mr. Michael Bongiovanni, is a member of Greentree Financial Group, Inc., which, among other services, specializes in facilitating reverse merger acquisition transactions between private operating entities and public shell companies.

The determination of shell company status is a facts and circumstances analysis, and upon consideration of the factors noted above, it appears that BMX Development was a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the acquisition of Panache LLC.

Therefore, please provide all the Form 10 information required under Items 2.01(f) and 5.01(a)(8) of Form 8-K, including audited financial statements for Panache LLC for the required periods. In your amended Form 8-K, please provide disclosure pursuant to Item 5.06 of Form 8-K indicating a change in shell company status as of the date of the acquisition of Panache LLC.

Response 1: With all due respect, we disagree with the Commission’s analysis of the shell company status of BMX Development. Although the inquiry involves a facts and circumstances test, we take the position that BMX Development had more than nominal operations within the meaning of Rule 12b-2 of the Exchange Act. We hereby describe those operations in some detail for the Commission’s consideration. Some of the disclosure comes from BMX Development’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Our operations through our operating subsidiary, Johnson High Performance, Inc., primarily involve street and off-road motorcycle servicing and repair, specializing in affordable brand name and after-market replacement products. Through our emphasis on budget pricing and high quality service, we have developed a market in the motorcycle service industry in the local Charlotte, North Carolina area and a fifty mile surrounding area. We are currently customizing and selling a motorcycle for a particular customer. We currently operate one office and one service bay area that is maintained by a management team of two individuals. The present geographic area we operate in includes primarily the Mecklenburg County, and Iredell County areas of North Carolina. Johnson High Performance, Inc.’s phone number is (336) 992-0241. This is the number used by customers and for all other business related matters.

Marketing for our services is accomplished through print ads in newspapers as well as wholesale referrals. Additionally, we utilize a network of motorcycle owners and obtain business through networking with them.

The motorcycle repair service industry is highly competitive with respect to price, service, quality, and location. There are numerous competitors in the motorcycle repair servicing industry that possess substantially greater financial, marketing, personnel and other resources. There can be no assurance that we will be able to respond to various competitive factors affecting the business. We plan to gain an advantage over our competitors in the motorcycle repair servicing industry by offering quality services at a low price.

We believe our quality and good customer service will differentiate our services from our competitors. For example, many of our listed prices currently match or are lower than the advertised prices of our major competitors. Also, we offer next day servicing on our repairs and our customer service professionals have an average of five years in the motorcycle industry, which allows them to better serve our customers. However, since many of our competitors have greater brand loyalty and more capital resources than we do, there can be no assurance we will be successful in gaining that competitive advantage in our marketplace.

Our main markets are individual retail customers and wholesale buyers and no single customer makes up more than ten percent of our total revenues. We do not expect that this will change in the future.

We have two full-time employees. We also have two management consultants that are each independently contracted by us to service and provide financial consulting.

Our service line consists primarily of the following:

·       Air Filters

·       Air Shifters

·       Carburetors

·       Chains

·       Cylinders

·       Exhaust Systems

·       Cylinders

·       Exhaust Systems

·       Fuel Valves

·       Gaskets

·       Ignitions

·       Piston Kits

·       Race Engine Valves

·       RPM Limiters

·       Throttle Assemblies

·       Tires

·       Transmission and Clutch Parts

·       Valves

·       Velocity Stacks

·       Wheels

Set forth in an exhibit entitled “Johnson High Performance – 2011 Timeline” are examples of several of the projects that BMX Development undertook during fiscal 2011. The exhibit includes photos along with a narrative description of each project. These are examples of some of the operations of BMX Development during 2011.

We respectfully submit that the poor revenue performance of BMX Development during the second quarter of 2011 does not by and of itself render BMX a shell company. It had operations throughout the year and had positive revenues in other quarters and for the year ended December 31, 2010.

There is no need to disclose the information required by Item 5.06 of Form 8-K inasmuch as BMX Development was not a shell company at the time of the acquisition of Panache LLC.

2. Please revise the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Response 2: Inasmuch as we take the position that BMX Development was not a shell company, the resale restrictions of Rule 144(i) would be inapplicable.

In connection with responding to these comments, we acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ James Dale

James Dale

Chairman and Chief Executive Officer

cc: Harold H. Martin, Esq.

EXHIBIT

Johnson High Performance – 2011 Timeline

January 2011

Johnson High Performance is continuing work on commission motorcycle that it took a deposit from in late November 2010. Bike will be a 2011 Custom Motorcycle.

Pictures of January progress: Progress includes “mocking” the bike up to drill holes for fenders, gas tank and oil tank. After bike is assembled it will have to be torn apart to be sent to painter.

February 2011

Progress on commission build continues.

More fabrication. Note detail on fenders and gas tank. This is something that is very time consuming and is done by hand. Struts have been welded to the fenders and ornate designs are being cut in by hand. This is not a bolt on application:

Struts welded to fender. Circles to be cut in.

Note metal work added to the bottom of the gas tank with holes cut in. This is a “one of a kind” gas tank. You cannot buy this gas tank. Can only be made by hand.

Note metal work on the top of the fender. Again, this fender had to be fabricated and built by hand.

Fabrication and “mock” up of motorcycle are complete. We disassemble motorcycle and send it off to powder coater and painter.

(1)

March 2011

We take in another motorcycle. A Harley Davidson Softail. The scope of the project is to completely take apart motorcycle. We are going to rake the frame, rebuild the motor and add a supercharger, make all electrical wires invisible by putting in the frame, add a 300 tire kit and a Primo belt drive. Almost a complete rebuild. There is no time frame put on motorcycle. Owner wants it completely ready for Daytona bike week 2012. Will be completed February 2012.

Bike has been completely torn down.

April 2011- Work continues on bike rebuild.

Arlen Ness pipes and Supercharger are added.

Front view of Supercharger.

May 2011

Progress continues on bike rebuild.

Neck of the motorcycle has been boxed in to give it a cleaner look

(2)

Commission bike (2011 Custom) project is moving forward. We get the motor parts back from the powder coater and assemble the motor.

Cylinders on the motor have been powder coated. Cases have been polished and motor has been assembled.

Another angle of motor put together.

(3)

June 2011

Work continues on our Softail bike rebuild.

You can see from the blue tape where we will be locating holes so that all wires on motorcycle will be hidden and contained within the frame.

No progress has been made on commission project as we are waiting on the painter to be done.

July 2011

Work on Commission Project is at a standstill as we are still waiting on the painter.

Work on Softail rebuild is also at a standstill as we are waiting on owner to bring by parts.

Work on shop project starts in earnest. Once completed, bike will be titled a 2012 Custom (Bobber) and asking price will be $16,000.

Mock up of bike begins in earnest. Bike must be put together and fenders, gas tank, seat and motor must be placed before it can be sent off to painter.

(4)

Mock up and fabrication continues. Notice the hand built chain link struts for this bike.

Another angle of the custom struts.

Motor and oil tank being placed. After fabrication is finished, we will disassemble and send to painter and have frame powder coated.

At this point, fabrication is finished and we disassemble and send to painter and powder coater.

Frame for Shop 2012 Custom(Bobber) build returns from powder coater.

End of July, we fire the painter on the commission bike project for slowness of work.

(5)

August 2011

Work on Softail rebuild still at a stop as we are still waiting on customer to bring parts.

We hire new painter for Commission bike.

Painter completes the frame of commission project and assembly begins.

Work continues on shop bike

Bike is nearing completion.

Also, we started the mock up of the shop’s next bike that will be built to be sold. It will be titled a 2012 Custom(Bobber as well). When completed we will be asking $15,500.

Mock up under way.

Bike from the other side. Ready to go to paint.

(6)

January 2012

Debuting at the 2012 Easyrider’s Motorcycle show held January 21, 2012 was our commissioned motorcycle:

As well as our Shop built bike the 2012 Custom(Bobber):

(7)

Both bikes together:

(8)

Special Note* When we purchased the company seven years ago we did motor customizations as the vast majority of our business. Because of a change in business climate and distributors now selling the motors we used to build and for less money we have had to adjust our business model. We will still work on motorcycles but our focus is now going to be shop built motorcycles that we will sell. We have decided to take parts from our inventory and build some bikes for the shop to sale. We have a vast inventory of parts and begin building our first shop build. Bike will be titled a 2012 Custom(Bobber). Pictures below are of our inventory.

Photo of inventory 1-Throttle body’s, transmission covers, air filters, etc.

Photo of inventory 2-Wheels, tires, etc.

Photo of inventory 3-Starters, belts, fly wheels, etc.

Photo of inventory 4-Misc. electrical.

Photo of inventory 5-Pistons, cylinders, etc.

Photo of inventory 6-Misc. parts

Photo of inventory 7-Hand grips, exhaust pipes, front end components, etc.